Exhibit 99.5

Quebecor World Inc. TSX: IQW Other Recent News

July 21, 2009

Quebecor World Emerges From Chapter 11 and CCAA Protection

MONTREAL, CANADA—(Marketwire - July 21, 2009) - Quebecor World Inc. and its affiliated debtors and debtors-in-possession announced today that they have successfully emerged from protection under the Companies’ Creditors Arrangement Act in Canada (“CCAA”) and Chapter 11 of the U.S. Bankruptcy Code. They have officially completed the reorganization and financial restructuring contemplated in the Canadian Plan of Reorganization and Compromise (as amended, the “Canadian Plan”) and the Joint Plan of Reorganization (as amended, the “U.S. Plan”, and, together with the Canadian Plan, the “Plans”), including successfully closing US$ 800 million exit financing facilities. At closing, the Company drew approximately US $ 540 million with which it has repaid in full its DIP credit facility.

As part of the implementation of the Plans, the Company’s previously issued and outstanding Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares have been effectively cancelled and the reorganized Company has issued (in escrow) 73,285,000 Common Shares, 12,500,000 Class A Convertible Preferred Shares, as well as 10,723,019 Series I Warrants and 10,723,019 Series II Warrants. In accordance with the terms of the Plans, the initial distribution to creditors and the listing and trading of the Common Shares, Series I Warrants and Series II Warrants on the Toronto Stock Exchange (TSX:WC) is expected to take place as soon as practicable but in any event within thirty (30) days.

In connection with Company’s exit from protection and as part of the implementation of the Plans, the names of the entities in the Company’s group are to change to World Color Press Inc. or derivatives thereof, which was previously the name of one of the merged companies that created Quebecor World in 1999. The Company intends to announce a renewed branding initiative during the next 60 days.

“This is an important and exciting day for the Company, its customers, suppliers and employees. I would like to thank everyone who has supported us through this process,” said Jacques Mallette, President and CEO. “The restructuring and reorganizing process has made us financially healthier and allowed us to start fresh with a strong balance sheet and a leaner cost structure. We believe the Company is now better positioned to meet the present and future competition in the industry and to create value for our stakeholders.”

“I would also like to offer special thanks to our outgoing directors and advisors who served the best interests of all our stakeholders during the last 18 months, as well as our dedicated employees who worked tirelessly to ensure our success. The future looks promising and I look forward to working with our new directors who will help us set a course for future growth,” added Mr. Mallette.

Forward looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of the “Company’s” industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions relating to the Company’s ability to emerge from the insolvency proceedings, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of July 21, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About the Company

The Company is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 20,000 employees working in approximately 90 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico, and Peru.

Web address: www.quebecorworld.com

CONTACT INFORMATION:

Quebecor World Inc.
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070

or

Quebecor World Inc.
Roland Ribotti
Vice President, Corporate Finance and Treasurer
514-877-5143
800-567-7070

INDUSTRY: Manufacturing and Production - Packaging and Containers, Media and Entertainment - Books and Publishing